                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of July 10, 2000

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                   17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                             Kwai Chung, Hong Kong
                             ---------------------
                             Tel No. 852-2427-6951
                             ---------------------
                   (Address of principal executive offices)

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F   x                 Form 40-F
                           -----                          -----

            [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                      Yes                          No    x
                           -----                       -----

             [If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b), 82-________.]


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DSG International Limited
                                             -----------------------------
                                                      (Registrant)
Date: July 10, 2000
      --------------                                By /s/ Peter Chang
                                                      -------------------
                                                          Peter Chang
                                                         Vice President
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REVIEW OF OPERATIONS
FIRST QUARTER 2000

To our Shareholders:

We are pleased to announce our first quarter ended March 31, 2000 results.

First Quarter ended March 31, 2000 compared to First Quarter ended March 31,
1999

The Company's net sales for the first quarter of 2000 increased by 4.2% to $55.9 million compared with net sales of $53.6 million for the same quarter of 1999. Net income and earnings per share for the first quarter of 2000 were $1.6 million and $0.24 respectively, and represented an improvement of 3% over the first quarter of 1999.

The Company's sales in Asia Pacific region for the first quarter of 2000 recorded strong growth of 24% over the same period in 1999. This had resulted from the volume growth in the Malaysian and PRC markets. The Company's sales in North America for the first quarter of 2000 increased by 11% compared with the corresponding quarter of 1999. Net sales in the first quarter of 1999 included $2.9 million from an operation in Switzerland which sold at the end of that quarter. The Company's sales growth after adjusting for this disposal was 10.3%.

Gross profit margin for the first quarter of 2000 improved by 1.1% to 33.3% compared with 32.2% for the corresponding period in 1999, primarily due to the improvement in sales volume and manufacturing efficiency, which also offset the higher fluff wood pulp cost in most of the Company's operations. Selling, general and administrative expense as a percentage of net sales for the first quarter of 2000 was 28.2%, which was at the same level as that of the first quarter of 1999.

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Brandon Wang, the Chairman of the Company, said: "I am delighted that the
Company's sales are growing in the new century. With the economic recovery in the Asian market, we have captured the market growth by the strategically located production facilities and sales offices in the region. Meanwhile, we continue to expand our sales in the major provinces and cities in China. I am confident that the Company's overall operating performance will be further improved in the new millenium through a series of products and manufacturing efficiency enhancement and market expansion."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposal diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosifits(R)", "Baby Love(R)", "Babyjoy(R)", "Cares(R)", "Cuddles(R)", "Super Fan-nies(R)", "Dispo 123(TM)", "Handy(TM)", "Vlesi(R)", "Certainty(R)", and "Merit(R)".


May 17, 2000

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STATEMENTS OF OPERATIONS AND BALANCE SHEET DATA

The Statements of Operations for the three-month period ended March 31, 2000 and 1999, and the Balance Sheet information as of March 31, 2000, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

SUMMARY OF RESULTS
(In thousands, except per share amounts)


                                                  Three months ended
                                                       March 31
                                                     2000       1999

Net sales                                        $ 55,868   $ 53,591
                                                 ========   ========

Gross profit                                       18,635     17,273

Gain on sale of property, plant and equipment          23        509
Selling, general and administrative expense       (15,753)   (15,143)
                                                 --------   --------

Operating income                                    2,905      2,639

Interest expense                                     (396)      (608)
Exchange loss                                         (59)       (70)
Other income                                           20        125
                                                 --------   --------

Income before income taxes                          2,470      2,086

Provision for income taxes                           (689)      (511)
Minority interest                                    (178)       (19)
                                                 --------   --------

Net income                                       $  1,603   $  1,556
                                                 ========   ========

Earnings per share                               $   0.24   $   0.23
                                                 ========   ========

Weighted average number of shares
  outstanding                                       6,675      6,675
                                                 ========   ========

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STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

                                                  Three months ended
                                                       March 31,
                                                    2000        1999

Net income                                       $ 1,603     $ 1,556

Other comprehensive expense
  Foreign currency translation adjustments        (1,220)       (761)
                                                 -------     -------

Comprehensive income                             $   383     $   795
                                                 =======     =======

BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                                            March 31,   December 31,
                                                 2000           1999

Working capital                              $ 29,473       $ 36,000
Total assets                                  112,233        121,847
Long-term debt                                 11,081         11,894
Shareholders' equity                           63,007         70,302

On March 31, 2000, the Company had cash and cash equivalents of $6.4 million.